CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail: clneuman@neuman.com

July 24, 2012

Duc Dang, Senior Counsel

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:

SRKP 16, Inc.

Amendment No. 3 to Form 8-K

Filed May 24, 2012

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Filed April 20, 2012

File No. 000-52932

Dear Mr. Dang,

On behalf of our client SRKP 16, Inc., (the “Company”) we are filing concurrently herewith Amendment No. 4 to Form 8-K.  In response to the comments of Staff dated July 19, 2012 regarding your review of our Form 8-K/A-3 as filed with the Commission on May 24, 2012 and our Amendment No. 1 to Preliminary Information Statement on Schedule 14C as filed with the Commission on April 20, 2012, please accept the following:

Comment No. 1:

Revised as requested.  See pages 9 and 62.

Comment No. 2.  The CSMC written confirmation of the effectuated license is filed as Exhibit 10.21 to the Form 8-K/A-4.

The Company hereby acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosures in this filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SRKP 16, Inc.

File No. 000-52932

Response Letter dated July 24, 2012

Sincerely,

CLIFFORD L. NEUMAN, PC

By:

/s/ Clifford L. Neuman

Clifford L. Neuman